Exhibit 99.1

News Release

GEAC ANNOUNCES SECOND QUARTER RESULTS FOR FISCAL YEAR 2005

Net Earnings for the Quarter Increased by 48.1% Over Q2 of Fiscal Year 2004

Second Quarter Diluted Net Earnings Per Share of $0.17
Compared to $0.12 Diluted Net Earnings Per Share in Q2 a Year Ago

Note to readers: All references to dollars are to U.S. dollars unless otherwise noted.

MARKHAM, Ontario and SOUTHBOROUGH, Massachusetts – December 7, 2004 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC), a global enterprise software company dedicated to addressing the needs of CFOs, today announced its second quarter financial results for the three and six months ended October 31, 2004.

Second Quarter Financial Highlights

US$ thousands (except EPS)	Q2 FY2005	Q2 FY2004
Software Revenue	$15,064	$15,282
Support & Services Revenue	$88,890	$89,459
Hardware Revenue	$2,476	$6,726
Total Revenue	$106,430	$111,467
Net Earnings	$15,204	$10,264
Diluted Net Earnings Per Share	$0.17	$0.12

Geac reported total revenue in the second quarter of fiscal year (FY) 2005 of $106.4 million, a decrease of $5.0 million compared to $111.5 million in total revenue in the second quarter of FY 2004.  The decrease was primarily due to a $4.3 million year-over-year decline in Geac’s low-margin hardware revenue. Software license revenue was $15.1 million in the second quarter, down 1.4% from $15.3 million a year ago.  The Company’s net earnings were $15.2 million during the second quarter of FY 2005, or $0.17 per diluted share, compared with $10.3 million, or $0.12 per diluted share in the second quarter of last year.  This represents a net earnings increase of 48.1% and an increase in diluted EPS of 41.7%.  Diluted EPS in the first quarter of FY 2005 were $0.15 per share. Our gross profit margin increased to 63.6% of revenue from 59.4% in the second quarter of FY 2004.

“I am pleased to announce that we continued Geac’s series of consecutive quarters in which the company recorded improved earnings on a year-over-year basis,” stated Charles S. Jones, Geac’s President and CEO.  “License sales increased across many of our business units, including MPC, EnterpriseServer, SmartStream, Local Government, Libraries, Restaurants, Interealty and Public Safety.   While we continue to experience significant interest in our System21 Aurora product suite, the business witnessed a year-over-year license revenue decline in the second quarter. We achieved an increase in net earnings of 48.1% despite a slight decline in total software, support and professional services revenue during second quarter FY 2005 compared to second quarter FY 2004.”

Operating expenses were $47.2 million in the second quarter of FY 2005, a decrease of 7.1% from $50.8 million in the second quarter of FY 2004.  Reductions in sales and marketing, product development, and general and administrative expenses each contributed to the overall reduction in operating expenses.

“We continue to build our cash balance with focused cash management efforts that have resulted in a second quarter fiscal year 2005 balance of $121.8 million, compared to $46.9 million at the end of the second quarter of 2004 and $112.6 million at Geac’s fiscal year end of April 30, 2004,” said Donna de Winter, Chief Financial Officer of Geac.  “Our efforts related to cost management and the increase in license sales across many of our businesses have resulted in a year-over-year increase in net earnings of $4.9 million, which has contributed $2.9 million in cash provided by operating activities, compared to $2.2 million consumed in operating activities during the second quarter of 2004.”

Customers: Enterprise Applications Systems

In the second quarter, Geac closed more than 470 deals company-wide in the Enterprise Applications Systems (EAS) segment of its business.  Twenty-one of these deals exceeded $150,000, and the average deal size within this group was approximately $265,000.

Geac Performance Management

The total revenue for Geac Performance Management increased 11.2% in the second quarter of FY 2005, as compared to the second quarter of FY 2004.  Geac closed more than 90 Geac Performance Management deals with new and existing Geac customers, including sales into our Enterprise Server customer base.  Among the customers signing new contracts for Geac Performance Management — primarily for budgeting, forecasting and consolidation solutions — were:

•                  Lower Colorado River Authority (LCRA), a regional power, water and land management authority with operations in 58 counties in Texas

•                  Altiris, a pioneer in IT lifecycle management software

•                  Chart Industries, Inc.

•                  A leading worldwide car rental company

•                  A large university in the United States

•                  A major financial services company

Enterprise Server

Geac signed more than 25 contracts with new and existing customers for E Series and M Series products, consisting of:

•                  Four healthcare organizations, including Lee Memorial Health System

•                  Visteon Corporation, a supplier of integrated in-vehicle technology solutions to automotive manufacturers worldwide

•                  A major international shipping company

•                  A leading aerospace company

•                  Four major financial services companies

SmartStream

SmartStream recorded another impressive quarter, with year-over-year new license revenue growth of 36.4%.  Contributing to that growth, the division entered into more than 20 contracts with customers including:

•                  CIP, the information management organization for the Dutch police

•                  Jardine Lloyd Thompson Group plc (FTSE: JLT), the largest insurance broker listed on the London Stock Exchange (and the sixth largest globally), extending its SmartStream implementation

•                  A provincial government in Holland, committing to roll out SmartStream Active Access Invoice Approval and Receipts, increasing their SmartStream user licenses substantially

•                  A leading financial services company

•                  A major U.S. restaurant chain

Customers: Industry Specific Applications (ISAs)

Geac Local Government

Geac Local Government increased its license revenue by over 95% in the second quarter compared to a year ago.  Among the division’s highlights were contracts with a combined total of over $460,000 to Canterbury City Council in New South Wales (Australia) and Far North District Council in New Zealand.  Geac Local Government also had three councils go live with its Pathway software: Campbelltown City Council in New South Wales; The City of Swan in Western Australia; and Thames Coromandel District Council in New Zealand.

Geac Library Solutions

Geac Library Solutions continued to see momentum in sales of its Vubis Smart library automation system in the second quarter, with an 11.5% increase in year-over-year new license revenue.  The first customer in the United States and the second in North America, Harnett County Public Library (HCPL) in Lillington, North Carolina, purchased Geac’s Vubis Smart innovative, Web-based library management system.  Also in the quarter, BT Consulting & Systems Integration purchased Geac Vubis Smart to manage all branch libraries for Essex County in a joint system with Southend and Thurrock Councils in the United Kingdom. Serving almost 1.2 million members through over 90 services points, Essex, Southend and Thurrock Libraries will be able to offer a wide range of new services using Vubis Smart.

Geac Interealty

In the first and second quarters of FY 2005, Interealty signed multi-year contracts, projected to be valued at approximately $4.5 million or more over the term of these agreements, with five organizations representing more than 9,900 Realtors® across three U.S. states and Ontario.  The customers will use Geac Interealty’s MLXchange Web-based multiple listing service (MLS) automation technology.

Product and Business Initiatives

Geac strives to develop new products and services and enhance its existing product offerings to optimize our customers’ financial value chain and derive the most return from their technology investments.   In the second quarter of FY 2005, Geac released Geac Compliance Management 2.0, which was announced at Alliance 2004.  Geac Compliance Management is designed specifically to help companies manage the remediation phase of their Sarbanes-Oxley and other regulatory compliance efforts.  Also in the second quarter of 2005, Geac released a number of internally developed products, including: SmartSeries 5.3 offering enhanced integration and connectivity between Enterprise Applications; Vubis Smart 2.3 to further improve our Libraries solution; and Anael RH, which serves the Human Resources needs for the French market.

Geac has also expanded the reach of its existing products by adapting and introducing them into new geographic markets.   In the second quarter of FY 2005, Geac sold the first Vubis Smart library application in the United States, and is adapting its Local Government product for sale in the United Kingdom.   Geac

also continues its efforts to extend the functionality of its existing products by integrating them with its GPM product suite for more comprehensive solutions that optimize the customer’s financial value chain.

As part of Geac’s long- term strategic objective to accelerate and grow software license revenue globally, Geac appointed Jeffrey W. Murphy to lead the Geac Performance Management software business worldwide. Mr. Murphy, an 18-year veteran of the enterprise software industry who previously served as Senior Vice President and General Manager of SAP America, Inc., oversees all customer-facing operations related to Geac Performance Management.  Mr. Murphy will lead the Geac Performance Management software business worldwide with direct responsibility for Sales, Professional Services, Business Development and Sales Development.

Concluding Remarks

“This quarter we are pleased to report another increase in year-over-year earnings, even though we were unable to deliver top-line revenue growth in all of our businesses,” said Mr. Jones.   “We remain focused specifically on expanding the Geac Performance Management unit, an objective we hope to attain in part through targeted acquisitions. I note again that Geac operates in a challenging environment – the enterprise software market remains in flux, and many industry analysts forecast further consolidation – but that said, we believe Geac is well positioned, thanks in part to our strong balance sheet, to enhance the range of solutions in the financial value chain while extending the life of our transactional back-office solutions.”

To better understand this press release and for more in-depth analysis of these financial results, please see our Management Discussion and Analysis, which will be filed with the Canadian Securities Administrators at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov.  It will also be posted on our website at http://www.geac.com later today.

Earnings Call

Management will discuss the results announced on a conference call scheduled for later today, Tuesday, December 7, 2004, at 5:15 p.m. Eastern Time.

Listeners may access the conference call at 416.405.9328 / 800.387.6216, or via webcast at http://www.investors.geac.com.

A replay of the conference call will be available from December 7, 2004 at 9:00 p.m. Eastern Time until December 16, 2004 at 11:59 p.m. Eastern Time.  The replay can be accessed at 416.695.5800 or 1.800.408.3053.  The pass code for the replay is 3112261#.

The conference call will be broadcast over Geac’s web site at www.investors.geac.com. Attendees will need to log in at least 15 minutes prior to the call.

About Geac

Geac (TSX: GAC, NASDAQ: GEAC) is a global enterprise software company that addresses the needs of the Chief Financial Officer.  Geac’s best-in-class technology products and services help organizations do more with less in an increasingly competitive environment, amidst growing regulatory pressure, and in response to other business issues confronting the CFO.  Further information is available at http://www.geac.com or through email at info@geac.com.

Geac trades on the Toronto Stock Exchange under the symbol “GAC” and on the NASDAQ National Market under the symbol “GEAC” and had 85,618,169 common shares issued and outstanding at October 31, 2004.

This press release contains forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac disclaims any obligation to update any such forward-looking statements after the date of this release.  Among the risks and uncertainties that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from new license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guaranties; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators, including Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com for more information on risk factors that could cause actual results to differ.  Geac is a registered trademark of Geac Computer Corporation Limited.  All other marks are trademarks of their respective owners.

Geac’s financial statements and the financial information included in this press release have been prepared in accordance with Canadian generally accepted accounting principles.  In addition, the financial statements and the financial information included in this press release, as well as this press release itself, have been reviewed and approved by both the Audit Committee and the Board of Directors of the Company.

For more information, please contact:

Financial Contact:

Donna de Winter

Chief Financial Officer

Geac

905.475.0525 ext. 3204

donna.dewinter@geac.com

Media and Investor Contacts:

David Domeshek

Director, Corporate Communications

Geac

508.871.5064

david.domeshek@geac.com

Laura Hindermann

Director, Corporate Communications

Geac

508.871.5045

laura.hindermann@geac.com

Geac Computer Corporation Limited

Consolidated Balance Sheets

(amounts in thousands of U.S. dollars)

	October 31, 2004	April 30, 2004
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$121,813	$112,550
Restricted cash	62	95
Accounts receivable and other receivables	36,659	49,300
Unbilled receivables	9,005	6,537
Future income taxes	10,945	15,247
Inventory	607	624
Prepaid expenses and other assets	11,044	10,839
Total current assets	190,135	195,192

Restricted cash	2,425	1,781
Future income taxes	22,586	21,741
Property, plant and equipment	22,689	23,843
Intangible assets	28,325	32,628
Goodwill (note 4)	123,043	128,366
Other assets	2,856	3,352
Total assets	$392,059	$406,903

Liabilities & Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$64,816	$79,664
Income taxes payable	34,633	34,538
Current portion of long-term debt	403	391
Deferred revenue	83,424	117,927
Total current liabilities	183,276	232,520

Deferred revenue	1,824	2,256
Employee future benefits (note 6)	24,909	23,994
Asset retirement obligation (note 3)	2,089	1,648
Accrued restructuring (note 7)	3,319	5,864
Long-term debt	4,708	4,550
Total liabilities	220,125	270,832

Shareholders’ Equity
Common shares; no par value; unlimited shares authorized; issued and outstanding as at October 31, 2004 – 85,618,169 (April 30, 2004 – 85,174,785)	126,752	124,019
Common stock options	16	44
Contributed surplus	3,684	2,368
Retained earnings	63,233	34,517
Cumulative foreign exchange translation adjustment	(21,751)	(24,877)
Total shareholders’ equity	171,934	136,071
	$392,059	$406,903

Commitments and contingencies (note 8)

Geac Computer Corporation Limited

Consolidated Statements of Earnings

(Unaudited)

(amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended October 31,		Six months ended October 31,
	2004	2003	2004	2003
		(Revised-see notes 2 & 3)		(Revised-see notes 2 & 3)
Revenue:
Software	$15,064	$15,282	$30,559	$28,131
Support and services	88,890	89,459	178,360	171,911
Hardware	2,476	6,726	4,379	12,950
Total revenue	106,430	111,467	213,298	212,992

Cost of revenue:
Costs of software	2,130	2,279	3,810	4,136
Costs of support and services	34,748	37,114	69,003	70,834
Costs of hardware	1,877	5,834	3,413	11,093
Total cost of revenue	38,755	45,227	76,226	86,063

Gross profit	67,675	66,240	137,072	126,929

Operating expenses:
Sales and marketing	17,699	20,085	36,233	36,224
Product development	13,906	15,453	28,299	28,751
General and administrative	13,709	15,736	28,014	32,166
Net restructuring and other unusual items (note 7)	(367)	(2,692)	(1,020)	(2,807)
Amortization of intangible assets	2,290	2,255	4,536	3,031
Total costs and expenses	47,237	50,837	96,062	97,365

Earnings from operations	20,438	15,403	41,010	29,564
Interest income	674	200	1,175	586
Interest expense	(368)	(308)	(756)	(424)
Other income (expense), net	714	(389)	212	(758)
Earnings from operations before income taxes	21,458	14,906	41,641	28,968
Income taxes	6,254	4,642	12,925	9,337

Net earnings for the period	$15,204	$10,264	$28,716	$19,631

Basic net earnings per share	$0.18	$0.12	$0.34	$0.23
Diluted net earnings per share	$0.17	$0.12	$0.32	$0.23

Weighted average number of common shares used in computing basic net earnings per share (‘000s)	85,521	84,464	85,251	84,361
Weighted average number of common shares used in computing diluted net earnings per share (‘000s)	87,398	85,544	87,372	85,442

See accompanying notes

Geac Computer Corporation Limited

Consolidated Statement of Shareholders’ Equity

(in thousands of U.S. dollars, except share date)

	Share capital					Cumulative foreign
	Commons shares	Amount	Common stock options	Contributed surplus	Retained earnings/ (deficit)	exchange translation adjustment	Total shareholders’ equity
	(’000s)
Balance - April 30, 2003 (audited)	84,136	$120,976	$163	$—	$(22,649)	$(22,320)	$76,170
Issuance of common stock for cash	642	1,396	—	—	—	—	1,396
Net earnings	—	—	—	—	20,153	—	20,153
Stock-based compensation (note 2)	—	—	—	605	—	—	605
Foreign exchange translation adjustment	—	—	—	—	—	(1,694)	(1,694)
Balance – October 31, 2003(unaudited)	84,778	122,372	163	605	(2,496)	(24,014)	96,630
Issuance of common stock for cash	397	1,511	—	—	—	—	1,511
Exercise of stock options granted in connection with acquisition of Extensity	—	119	(119)	—	—	—	—
Stock-based compensation (note 2)	—	—	—	1,780	—	—	1,780
Employee stock purchase plan	—	17	—	(17)	—	—	—
Net earnings	—	—	—	—	37,013	—	37,013
Foreign exchange translation adjustment	—	—	—	—	—	(863)	(863)
Balance – April 30, 2004 (audited)	85,175	124,019	44	2,368	34,517	(24,877)	136,071
Issuance of common stock for cash	443	2,125	—	—	—	—	2,125
Exercise of stock options granted in connection with acquisition of Extensity	—	28	(28)	—	—	—	—
Stock-based compensation (note 2)	—	—	—	1,896	—	—	1,896
Exercise of stock options	—	320	—	(320)	—	—	—
Employee stock purchase plan	—	260	—	(260)	—	—	—
Net earnings	—	—	—	—	28,716	—	28,716
Foreign exchange translation adjustment	—	—	—	—	—	3,126	3,126
Balance – October 31, 2004 (unaudited)	85,618	$126,752	$16	$3,684	$63,233	$(21,751)	$171,934

See accompanying notes

Geac Computer Corporation Limited

Consolidated Statements of Cash Flows

(Unaudited)

(amounts in thousands of U.S. dollars)

	Three months ended October 31,		Six months ended October 31,
	2004	2003	2004	2003
		(Revised -see notes 2 & 3)		(Revised-see notes 2 & 3)
Cash flows from operating activities
Net earnings for the period	$15,204	$10,264	$28,716	$19,631
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	2,290	2,255	4,536	3,031
Amortization of property, plant and equipment and accretion	1,677	1,819	3,398	3,541
Amortization of deferred financing costs	235	135	471	135
Stock based compensation	1,018	605	2,120	605
Future income tax expense	4,779	3,138	9,593	6,430
Reversal of accrued liabilities and other provisions	(366)	(2,748)	(1,027)	(3,225)
Other	(60)	142	(58)	(16)
Changes in operating assets and liabilities:
Accounts receivable and other and unbilled receivables	3,564	(2,928)	12,067	10,104
Inventory	166	(18)	24	74
Prepaid expenses and other assets	(32)	4,294	160	2,858
Accounts payable, accrued liabilities and other liabilities	(3,184)	(5,094)	(17,749)	(9,557)
Income taxes payable	(479)	2,025	230	1,716
Deferred revenue	(21,920)	(16,387)	(37,413)	(38,209)
Other	2	290	(8)	155
Net cash provided by (used in) operating activities	2,894	(2,208)	5,060	(2,727)

Cash flows from investing activities
Acquisition of Comshare less cash acquired	—	(39,019)	—	(39,019)
Additions to property, plant and equipment	(921)	(904)	(1,614)	(1,514)
Disposals of property, plant and equipment	7	12	155	82
Change in restricted cash	(11)	1,312	(486)	402
Net cash used in investing activities	(925)	(38,599)	(1,945)	(40,049)

Cash flows from financing activities
Deferred financing costs	—	(2,804)	—	(2,804)
Issue of common shares	666	1,298	2,125	1,396
Issuance of long-term debt	54	—	87	—
Repayment of long-term debt	(117)	(180)	(227)	(386)
Net cash provided by (used in) financing activities	603	(1,686)	1,985	(1,794)

Effect of exchange rate changes on cash and cash equivalents	3,179	749	4,163	1,624

Cash and cash equivalents
Net increase (decrease) in cash and cash equivalents	5,751	(41,744)	9,263	(42,946)
Cash and cash equivalents - Beginning of period	116,062	88,617	112,550	89,819
Cash and cash equivalents - End of period	$121,813	$46,873	$121,813	$46,873

See accompanying notes

Geac Computer Corporation Limited

Notes to the Consolidated Financial Statements

(Unaudited)

(amounts in thousands of U.S. dollars, except share and per share data unless otherwise noted)

1.     Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in United States (“U.S.”) dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial statements.  Accordingly, these unaudited financial statements do not include certain disclosures normally included in annual financial statements prepared in accordance with such principles.   These unaudited financial statements were prepared using the same accounting policies as outlined in note 2 to the annual financial statements for the year ended April 30, 2004, and should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended April 30, 2004.

The preparation of these unaudited consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes.  In the opinion of management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented.  Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2.              Stock-based compensation

Effective May 1, 2003, the Company adopted the revised recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments” (“Section 3870”), which requires that a fair value method of accounting be applied to all stock-based compensation payments to employees.  In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted and for shares issued under its Employee Stock Purchase Plan (“ESPP”) on or after May 1, 2003, and accordingly, has recorded compensation expense.  Prior to May 1, 2003, the Company accounted for its employee stock options and shares issued under the ESPP using the settlement method and no compensation expense was recognized.

Since the revised recommendations were adopted in the fourth quarter of fiscal 2004, the consolidated statements of earnings for the three and six months ended October 31, 2003 have been restated for comparative purposes to include the charges that would have been included had the Company adopted the provisions at the beginning of fiscal 2004.   The effect of the change in policy and reclassification on results for the six months ended October 31, 2003 is an increase in cost of sales for services of $85, an increase in sales and marketing expense of $235, an increase in product development expense of $85, an increase in general and administrative expense of $200, and a decrease in income tax expense of $165.

For awards granted during the year ended April 30, 2003, the standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method.  The pro forma effect of awards granted and shares issued prior to May 1, 2002 has not been included in the pro forma net earnings and earnings per share information.

The pro forma disclosure relating to options granted during the year ended April 30, 2003 is as follows:

	Three months ended October 31,		Six months ended October 31,
	2004	2003	2004	2003

Net earnings – as reported	$15,204	$10,264	$28,716	$19,631
Pro forma stock-based compensation expense, net of tax	70	630	252	893
Net earnings – pro forma	$15,134	$9,634	$28,464	$18,738

Basic net earnings per share – as reported	$0.18	$0.12	$0.34	$0.23
Pro forma stock-based compensation expense per share	—	0.01	—	0.01
Basic net earnings per share – pro forma	$0.18	$0.11	$0.34	$0.22

Diluted net earnings per share – as reported	$0.17	$0.12	$0.32	$0.23
Pro forma stock-based compensation expense per share	—	0.01	—	0.01
Diluted net earnings per share – pro forma	$0.17	$0.11	$0.32	$0.22

The estimated fair value of the stock options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes pricing model with the following weighted average assumptions:

Assumptions – Stock Options

Weighted average risk-free interest rate	4.20%
Weighted average expected life (in years)	7.0
Weighted average volatility in the market price of common shares	71.71%
Weighted average dividend yield	0.00%
Weighted average grant date fair value of options issued	$3.16

During the six months ended October 31, 2004, the Company issued common stock to employees who participated in the new 2003 Employee Stock Purchase Plan (“2003 ESPP”).  Under the 2003 ESPP, employees resident in either Canada or the United States are entitled to participate with residents of additional countries to be added over time.

The estimated fair value of employee stock options was determined using the Black-Scholes pricing model with the following weighted average assumptions:

Assumptions – ESPP

	Six months ended October 31, 2004	Six months ended October 31, 2003

Weighted average risk-free annual interest rate	2.21%	3.17%
Weighted average expected life (in months)	6	3
Weighted average volatility in the market price of common shares	37.44%	31.49%
Weighted average dividend yield	0.00%	0.00%
Weighted average grant date fair values of awards or shares issued	$2.69	$1.00

During the three and six months ended October 31, 2004, the Company expensed $986 and $1,636, respectively, relating to the fair value of options granted.  For the six months ended October 31, 2003, the Company expensed $605 relating to the fair value of options granted.  Compensation expense relating to the fair value of shares issued under the 2003 ESPP was $260 for the six months ended October 31, 2004 (October 31, 2003 - $nil). Contributed surplus was credited $1,896 and $605 for these awards during the six months ended October 31, 2004 and 2003, respectively.  These amounts will be credited to share capital along with the proceeds received on exercise of these awards.

The Company also maintains a Directors’ deferred share unit plan (“DSU”).  Under the plan, the Human Resources and Compensation Committee of the Board, or its designee, may grant deferred share units to members of the Company’s Board of Directors relating to compensation for the services rendered to the Company as a member of the Board.  As determined by the Company, units issued under the plan may be payable in cash or common stock.  For the three and six months ended October 31, 2004, the Company expensed $32 and $224, respectively, through general and administrative expense relating to the DSUs.  Accrued liabilities were credited $32 for these awards at the end of the quarter, and will continue to be adjusted each quarter based on the market value of the units which have vested under the plan.

3.              Asset retirement obligation

The Company has obligations with respect to the retirement of leasehold improvements at maturity of facility leases and the restoration of facilities back to their original condition at the end of the lease term.  For its year ended April 30, 2004, the Company early adopted the provisions of CICA Handbook Section 3110, “Asset Retirement Obligations” (“Section 3110”).  Section 3110 requires that the effect of initially applying the Section be treated as a change in accounting policy.  Accordingly, the financial statements of prior periods presented for comparative purposes are restated retroactively.  The adoption of Section 3110 results in a charge in the consolidated statement of earnings of $42 and $82 for the three and six months ended October 31, 2003, respectively.

The following table details the changes in the Company’s leasehold retirement liability for the six months ended October 31, 2004:

Asset retirement obligation balance, April 30, 2004	$1,648
Additions to the obligation	60
Accretion charges	23
Foreign exchange impact	17
Asset retirement obligation balance, July 31, 2004	1,748
Additions to the obligation	321
Accretion charges	33
Amounts reversed due to settlements	(96)
Foreign exchange impact	83
Asset retirement obligation balance, October 31, 2004	$2,089

4.   Goodwill

Changes in the carrying amount of goodwill for the six months ended October 31, 2004 are as follows:

Goodwill balance, April 30, 2004	$128,366
Goodwill adjustment related to acquisition amounts	(495)
Foreign exchange impact	689
Goodwill balance, July 31, 2004	128,560
Goodwill adjustment related to acquisition amounts	(6,728)
Foreign exchange impact	1,211
Goodwill balance, October 31, 2004	$123,043

During the three months ended July 31, 2004 the Company released $495 related to Comshare premises and severance reserves set-up at acquisition that upon review were no longer required.  During the three months ended October 31, 2004 the Company reduced goodwill by $5,740 related to an increase in future tax assets and $663 related to the reversal of Comshare tax related reserves that are no longer necessary.  Additionally, the Company released $542 in reserves, and reversed $217 in future tax assets, relating to premises reserves in connection with the Extensity acquisition.  During the quarter it was determined that the Company was no longer liable for this amount.

5.     Credit facility

On September 9, 2003 the Company and certain of its subsidiaries entered into a Loan, Guaranty and Security Agreement (the “Loan Agreement”) with Wells Fargo Foothill, Inc., pursuant to which the Company and certain of its subsidiaries obtained a three-year revolving credit facility (the “Facility”) with a $50,000 revolving line of credit, including a $5,000 letter of credit sub-facility.  The interest rate payable on advances under the Facility is, at the Company’s option, the prime rate plus 0.50% or LIBOR plus 3.00%.  The Facility is collateralized by substantially all of the assets of the Company and certain of its United States and Canadian subsidiaries and guaranteed by certain of its United States, Canadian, United Kingdom and Hungarian subsidiaries.  The Facility is available for the working capital needs and other general corporate purposes of the Company and its subsidiaries that are parties to the Loan Agreement.  As of October 31, 2004, $1,815 of the letter of credit sub-facility has been utilized, and the remaining $48,185 revolving line of credit is available and has not been drawn on.

The financing costs of $2,828 incurred to close the transaction were recorded as other assets in the second quarter of fiscal 2004 and are being amortized to interest expense on a straight-line basis over the term of the Facility.  Amortization related to these financing costs was $235 and $471 for the three and six months ended October 31, 2004, respectively.  For the three months ended October 31, 2003, amortization related to these financing costs was $135.

6.     Employee future benefits

The Company recorded employee future benefit expenses as follows:

	Three months ended October 31,		Six months ended October 31,
	2004	2003	2004	2003

Defined contribution pension plans	$355	$122	$825	$507
Defined benefit pension plan	220	—	445	—
	$575	$122	$1,270	$507

7.     Net restructuring and other unusual items

The reversal in net restructuring and other unusual items was $367 and $1,020 for the three and six months ended October 31, 2004 respectively.  For the three and six months ended October 31, 2003, the reversal in net restructuring and other unusual items was $2,692 and $2,807 respectively.

Restructuring expense

For the three months ended October 31, 2004, the net restructuring credit balance of $367 was comprised of a release related to previously accrued lease termination costs that are no longer required.  In addition, a release of $325 (net of the related tax effect of $217) of excess provisions for acquisition-related liabilities was recorded in the second quarter of fiscal 2005 as an adjustment to goodwill.

For the three months ended October 31, 2003, the Company recorded a net reversal of $2,692 in net restructuring and other unusual items, which included a reversal of $2,750 of accrued liabilities and other provisions recorded in prior years which were no longer required, partially offset by a charge of approximately $58 for severance related to the restructuring of the Company’s business in North America. In addition, during the quarter a release of $342 of excess provisions for acquisition-related liabilities was recorded as an adjustment to goodwill.

For the six months ended October 31, 2004, the Company recorded a reversal of $1,020, as several smaller restructuring accruals relating to severance amounts and lease termination costs were released to adjust the accruals to match the current estimates of the amounts required.

For the six months ended October 31, 2003, the Company recorded a net reversal of $2,807 in net restructuring and other unusual items, which included a reversal of $3,225 of accrued liabilities and other provisions recorded in prior years which were no longer required, partially offset by a charge of $418 for severance related to the restructuring of the Company’s business in North America.

Restructuring accrual

Activity related to the Company’s restructuring plans, business rationalization, and integration actions, was as follows:

	Premises restructuring	Workforce reductions	Total
April 30, 2003 provision balance	$17,658	$5,625	$23,283
Fiscal year 2004 provision additions	3,101	5,990	9,091
Fiscal year 2004 cash payments	(4,860)	(8,661)	(13,521)
Fiscal year 2004 provision release	(3,699)	(1,738)	(5,437)
April 30, 2004 provision balance	12,200	1,216	13,416
First quarter 2005 provision additions	400	865	1,265
First quarter 2005 cash payments	(1,467)	(1,064)	(2,531)
First quarter 2005 provision release	(963)	(173)	(1,136)
July 31, 2004 provision balance	10,170	844	11,014
Second quarter 2005 provision additions	—	931	931
Second quarter 2005 cash payments	(1,038)	(1,108)	(2,146)
Second quarter 2005 provision release	(1,194)	(35)	(1,229)
October 31, 2004 provision balance	$7,938	$632	8,570
Less: Current portion			(5,251)
Long-term portion of restructuring accrual			$3,319

During the quarter ended October 31, 2004, the Company accrued $931 in severance costs related to the rationalization of the Company’s North American and European business locations.  For the six months ended October 31, 2004, the Company accrued a total of $1,796 in severance and $400 in lease termination costs also related to the rationalization of the Company’s North American and European business locations.

As at October 31, 2004, the Company has a balance of $7,938 related to accrued premises restructuring cost.  Of this amount, approximately $816 is related to the acquisition of Comshare and a balance of $2,993 remains related to the acquisition of Extensity.  The Company anticipates that the remainder of these balances will be utilized through fiscal 2009.

As at October 31, 2004, a balance of $632 is remaining for severance, of which the remainder will substantially be paid by the end of the third quarter of 2005 and will include employees from the support and services, development and sales and marketing areas.

8.     Commitments and contingencies

Customer indemnifications

The Company has entered into license agreements with customers that include limited intellectual property indemnification clauses.  The Company generally agrees to indemnify its customers against legal claims that its software products infringe certain third-party intellectual property rights.  In the event of such a claim, the Company is generally obligated to defend its customer against the claim and either to settle the claim at the Company’s expense or pay damages that the customer is legally required to pay to the third-party claimant. The Company has not made any significant indemnification payments and has not accrued any amounts in relation to these indemnification clauses.

Litigation

Activity related to the Company’s legal accruals was as follows:

April 30, 2003 provision balance	$3,844
Fiscal year 2004 provision additions	3,587
Fiscal year 2004 costs charged against provisions	(3,125)
Fiscal year 2004 provision release	(109)
April 30, 2004 provision balance	4,197
First quarter 2005 provision additions	284
First quarter 2005 costs charged against provisions	(2,067)
July 31, 2004 provision balance	2,414
Second quarter 2005 provision additions	162
Second quarter 2005 costs charged against provisions	(2,072)
Second quarter 2005 provision release	(58)
October 31, 2004 provision balance	$446

In May 2001, Cels Enterprises, Inc. (“Cels”) filed a complaint in the United States District Court for the Central District of California against Geac, Geac Enterprise Solutions (GES) and JBA International, Inc. (JBA).  GES is JBA’s successor in interest as a result of Geac’s acquisition of JBA Holdings plc in 1999. The complaint alleged that JBA software supplied to Cels was experimental and did not work.  The software product in question, which was part of JBA’s product offering prior to the acquisition, is no longer sold by Geac.  Cels claimed damages of $28,300.  In August 2003, following a jury trial and verdict, the Court entered judgment against GES for approximately $4,134 in damages and prejudgment interest.  GES satisfied the judgment in two separate payments in June and August 2004 totaling, with post-judgment interest, approximately $4,180.  Cels’ appeal of the Court’s denial of its motion seeking approximately $1,000 in attorneys’ fees is still pending.  At April 30, 2004 Geac had accrued $4,187 in respect of the Cels claim and as at July 31, 2004, $2,108 of this amount had been paid.   During the quarter ended October 31, 2004, the Company paid the remaining balance of $2,072 and released the remaining balance of the provision.

Extensity, a subsidiary acquired by Geac in March 2003, is subject to a class action suit, which alleges that Extensity, certain of its former officers and directors, and the underwriters of its initial public offering in January 2000 violated U.S. securities laws by not adequately disclosing the compensation paid to such underwriters.  The class action suit has been consolidated with a number of similar class action suits brought against other issuers and underwriters involved in initial public offerings.  The plaintiffs seek an unspecified amount of damages.  The plaintiffs and issuer parties have entered into a settlement agreement to settle all claims, which will be funded by the issuers’ insurers.  The settlement is still subject to approval by the Court.

In addition, Geac is subject to various other legal proceedings and claims in the ordinary course of business, arising out of disputes over contracts, alleged torts, intellectual property, real estate and employee relations, among other things.  In the opinion of management, resolution of these matters is not reasonably expected to have a material adverse effect on Geac’s financial position, results of operations or cash flows.  However, a materially adverse outcome with respect to such matters may affect our future financial position, results of operations or cash flows.

9.     Segmented information

The Company reports segmented information according to CICA 1701, “Segment Disclosures.”  This standard requires segmentation based on the way management organizes segments for monitoring performance.

The Company operates the following business segments, which have been segregated based on product offerings, reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

Enterprise Applications Systems (EAS) offer software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management.

Industry-Specific Applications (ISA) products include applications for the real estate, construction, banking, hospitality and publishing marketplaces, as well as a range of applications for libraries and public safety administration.

There are no significant inter-segment revenues.  Segment assets consist of working capital items, excluding cash and cash equivalents. Cash and cash equivalents are considered to be corporate assets.  Property, plant and equipment are typically shared by operating segments and those assets are managed by geographic region, rather than through the operating segments.

During the year ended April 30, 2004, the Company determined that given the nature of the products offered in its local government product line, the inclusion of the local government business in the EAS segment was no longer appropriate.  As a result, the local government business has been reclassified from EAS to ISA.  For comparison purposes, the Company has reclassified revenue, contribution margin and segment assets relating to this business in its comparatives.  The impact on revenue for the three and six months ended October 31, 2003 was a reclassification of approximately $2,972 and $6,170 respectively from the EAS to the ISA business.

	Three months ended October 31, 2004			Six months ended October 31, 2004
	EAS	ISA	Total	EAS	ISA	Total
Revenue:
Software	$12,167	$2,897	$15,064	$25,475	$5,084	$30,559
Support and services	68,846	20,044	88,890	138,542	39,818	178,360
Hardware	1,749	727	2,476	3,185	1,194	4,379
Total revenue	$82,762	$23,668	$106,430	$167,202	$46,096	$213,298

Segment contribution	$21,579	$4,524	$26,103	$45,869	$7,728	$53,597

	Three months ended October 31, 2003			Six months ended October 31, 2003
	EAS	ISA	Total	EAS	ISA	Total
Revenue:
Software	$12,889	$2,393	$15,282	$23,185	$4,946	$28,131
Support and services	69,324	20,135	89,459	131,472	40,439	171,911
Hardware	5,742	984	6,726	10,884	2,066	12,950
Total revenue	$87,955	$23,512	$111,467	$165,541	$47,451	$212,992

Segment contribution	$17,566	$1,371	$18,937	$33,209	$3,622	$36,831

The impact on segment contribution for the three and six months ended October 31, 2003 was a reclassification of approximately $530 and $1,465 respectively from the EAS to the ISA business.

Reconciliation of segment contribution to earnings from operations before income taxes:

	Three months ended October 31,		Six months ended October 31,
	2004	2003	2004	2003
Segment contribution	$26,103	$18,937	$53,597	$36,831
Corporate expenses	(3,682)	(3,991)	(9,014)	(7,025)
Amortization of intangible assets	(2,290)	(2,255)	(4,536)	(3,031)
Interest income, net	306	(108)	419	162
Foreign exchange	654	(369)	155	(776)
Net restructuring and other unusual items	367	2,692	1,020	2,807
Earnings from operations before income taxes	$21,458	$14,906	$41,641	$28,968

Geographical information:

	Three months ended October 31,		Six months ended October 31,
	2004	2003	2004	2003
Revenue by geographic location:
Americas	$56,102	$57,412	$110,996	$110,748
Europe	41,329	45,772	84,958	85,696
Asia	8,999	8,283	17,344	16,548
Total revenue	$106,430	$111,467	$213,298	$212,992

10.   United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP; however the Company’s accounting policies, as reflected in these consolidated financial statements, do not materially differ from U.S. GAAP except as follows:

	Three months ended October 31,		Six months ended October 31,
	2004	2003	2004	2003

Net earnings under Canadian GAAP as reported	$15,204	$10,264	$28,716	$19,631
Adjustments:
Stock-based compensation (a)	(14)	(34)	(26)	(145)
Write off and amortization of intellectual property capitalized under Canadian GAAP in connection with the Comshare acquisition (b)	75	(1,458)	150	(1,458)
Asset retirement obligation (c)	—	40	—	80
Income taxes (d)	(30)	(10)	(60)	(10)
Net earnings under U.S. GAAP	15,235	8,802	28,780	18,098
Other comprehensive income:
Foreign currency translation adjustment	2,530	(2,459)	3,008	(1,819)
Comprehensive income under U.S. GAAP	$17,765	$6,343	$31,788	$16,279

Net earnings per share under U.S. GAAP:
Basic net earnings per common share	$0.18	$0.10	$0.34	$0.21
Diluted net earnings per common share	$0.18	$0.10	$0.33	$0.21

Weighted average number of common shares used in computing basic net earnings per share (’000s)	85,521	84,464	85,251	84,361
Weighted average number of common shares used in computing diluted net earnings per share (’000s)	87,398	85,544	87,372	85,442

a)      Stock-based compensation

Accounting for stock options

The Company has prospectively adopted the new Canadian GAAP recommendations, which require that a fair value method of accounting be applied to all stock-based compensation awards granted to employees granted on or after May 1, 2003.  The Canadian GAAP recommendations are substantially harmonized with the existing U.S. GAAP rules, which have also been adopted by the Company prospectively for all awards granted on or after May 1, 2003.  Therefore, there is no GAAP difference for stock-based compensation and awards granted in fiscal year 2004, and thereafter.

In fiscal year 2003, the Company did not expense any compensation cost under Canadian GAAP.  For U.S. GAAP, the Company elected to measure compensation cost based on the difference, if any, on the date of the grant, between the market value of the Company’s shares and the exercise price (referred to as the “intrinsic value method”) over the vesting period.  As a result, the Company has recorded stock compensation charges under U.S.  GAAP for fiscal years 2003 and 2004, and will have additional charges in 2005, 2006 and 2007 for stock-based compensation and awards granted in fiscal year 2003.

Prior to fiscal year 2003, the Company expensed stock-based compensation under U.S. GAAP as a result of the issuance of stock options with an exercise price below market value.

Pro forma disclosures

For awards granted prior to May 1, 2003, U.S. GAAP requires the disclosure of pro forma net earnings and earnings per share information for all outstanding awards as if the Company had accounted for employee stock options under the fair value method.

The following table presents net earnings and earnings per share information following U.S. GAAP for purposes of pro forma disclosures:

	Three months ended October 31,		Six months ended October 31,
	2004	2003	2004	2003

Net earnings under U.S. GAAP – as reported above	$15,235	$8,802	$28,780	$18,098
Pro forma stock-based compensation expense, net of tax	(218)	(849)	(570)	(2,074)
Net earnings – pro forma	$15,017	$7,953	$28,210	$16,024

Basic net earnings per share under U.S. GAAP – as reported above	$0.18	$0.10	$0.34	$0.21
Pro forma stock-based compensation expense per share	—	(0.01)	(0.01)	(0.02)
Basic net earnings per share – pro forma	$0.18	$0.09	$0.33	$0.19

Diluted net earnings per share under U.S. GAAP – as reported above	$0.18	$0.10	$0.33	$0.21
Pro forma stock-based compensation expense per share	—	(0.01)	(0.01)	(0.02)
Diluted net earnings per share – pro forma	$0.18	$0.09	$0.32	$0.19

Fair values

The fair values of awards granted were estimated using the Black-Scholes option-pricing model.  The Black-Scholes model was developed to estimate the fair value of traded options and awards, which have no vesting restrictions, and are fully transferable.  The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility and expected time until exercise. Because the Company’s employee stock options and stock awards have characteristics significantly different from those of traded options and awards, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, existing models, including the Black-Scholes model, do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock awards.

b) Intangible assets

In connection with the acquisition of Comshare on August 6, 2003, in-process research and development was acquired and capitalized under Canadian GAAP.  Under U.S. GAAP, such in-process research and development is charged to expense at the acquisition date.  As a result, under U.S. GAAP, the carrying value of the Company’s intangible assets on the consolidated balance sheet would be $27,167 (April 30, 2004 - $31,320) and the value of the Company’s long-term future income tax assets would be $23,039 (April 30, 2004 - $22,264).

c) Asset retirement obligation

Under U.S. GAAP, the Company adopted a new accounting standard dealing with accounting for asset retirement obligations during the year ended April 30, 2004.  This new accounting standard addresses the financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and associated retirement costs and is relatively consistent with Canadian requirements, which the Company adopted under Canadian GAAP (see note 3).  The main difference between the two standards is the method of adoption.  U.S. GAAP requires that the adoption be treated as a cumulative effect of an accounting change in fiscal 2004, whereas Canadian GAAP allows the financial statements of prior periods to be restated retroactively.  The adoption of the standard for U.S. GAAP resulted in the cumulative effect of an accounting change of $736 being charged against earnings in the quarter ending April 30, 2004 and the reversal of charges under Canadian GAAP of $40 and $80 charged against earnings for the three and six months ended October 31, 2004, respectively.

d)            Income taxes

Included in “Income taxes” is the tax effect of the adjustments related to intangible assets.

e) Goodwill

Although the new Canadian GAAP section for Income Taxes is substantially harmonized with U.S. GAAP, it was applied prospectively and goodwill was not adjusted, resulting in differing carrying values of goodwill under Canadian and U.S. GAAP.  Under U.S. GAAP, the carrying value of goodwill on the consolidated balance sheet would be $105,794 (April 30, 2004 - $111,235).

f)    Related party transactions

Accounts receivable and other receivables as at October 31, 2004 and April 30, 2004 included $254 for a loan due from a former officer of the Company in connection with a compensatory arrangement relating to his employment with the Company.  The proceeds from the loan were used by the former officer to purchase 250,625 common shares of the

Company, which are currently held as collateral.  Under Canadian GAAP, the loan is classified as an other receivable.  However, under U.S. GAAP, the loan is classified as a reduction of shareholders’ equity.  As a result, in accordance with U.S. GAAP, current and total assets and shareholders’ equity would be reduced by $254.

11.  Reclassification of comparative figures

Certain prior year’s comparative figures in the accompanying interim financial statements have been reclassified to conform to the current year’s presentation.